AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

June 3, 2011

Mr. Michael Clampitt
Senior Attorney
Securities and Exchange Commission
Division of Corporations and Finance
100 F Street N. E.
Washington, DC 20549

Dear Michael,

    This letter relates to our response to comment #21  from your comment letter dated March 15, 2011 concerning File No. 000-53578.  The schedule of shareholder loans was inadvertantly omitted from our original correspondence submitted with Amendment #5 to our Form 10 filed May 20, 2011.    We have listed the comment below and the table is attached hereto.

The actual comment relates to Form 10-K for the fiscal year ended March 31, 2010 which was filed at the same time as the amendment on the Form 10.

Note 9, Related Party transactions, page F-15

21.
We believe that a payable and receivable from the same related individual without formal documentation should be netted together on the face of the balance sheet as a matter of policy.  Otherwise the assets and liabilities of the Company would be artificially inflated.  In this case, there is no documentation stating separate interest rates or rights of the debtor and creditor.  We noted in the Form 10 and in footnote in Form 10-K, that the $50,000 debt was cancelled against the receivable as of March 31, 2009.  This note should not and will not reappear on the balance sheet the Company anymore.  The fact that there was no documentation is clearly stated in the footnote.  We have attached a schedule of the shareholder loans to this response letter to clarify how the loans were recorded.

Sincerely,

/s/ J.R. Stirling
J.R. Stirling, President

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

American First Financial Inc.
Shareholder loans
12/31/2010

		Subscription Rec	Loan to Shareholder	NP shareholder	Total	@ Interest rate	Imputed interest	Per FS	Diff
Balance 3/31/2005		-	-	-	-
Loans			39,337	(50,000)	(10,663)
Repayments					-
Balance 3/31/2006		-	39,337	(50,000)	(10,663)	4.82%	(514)
Loans			83,772		83,772
Repayments					-
Balance 3/31/2007		-	123,109	(50,000)	73,109	4.90%	3,582	123,109	-
Loans			24,332		24,332
Subscription receivable		100,000	(100,000)		-
Repayments		(20,000)			(20,000)
Balance 3/31/2008	@	80,000	47,441	(50,000)	77,441	1.55%	1,200	147,441	(100,000)
Loans					-
Repayments - cash			(25,154)		(25,154)
Repayments - non cash		(20,000)	(50,000)	50,000	(20,000)
Balance 3/31/2009		60,000	(27,713)	-	32,287	0.57%	184	72,287	(100,000)
Loans			(900)		(900)			Rent
Repayments - cash (bank activity)			50,899		50,899
Assume director loan and interest			(77,314)		(77,314)			Director note
Repayments - non cash		(20,000)			(20,000)
Balance 3/31/2010		40,000	(55,028)	-	(15,028)	0.41%	(62)		-
Loans			(300)		(300)			Rent
Repayments - cash (bank activity)			(1,497)		(1,497)
Repayments - non cash					-
Balance 6/30/2010		40,000	(56,825)	-	(16,825)	0.41%	(69)		-
Loans			(300)		(300)			Rent
Repayments - cash (bank activity)			(1,657)		(1,657)
Repayments - non cash					-
Balance 9/30/2010		40,000	(58,782)	-	(18,782)	0.41%	(77)		-
Loans			(300)		(300)			Rent
Repayments - cash (bank activity)			(1,791)		(1,791)
Repayments - non cash					-
Balance 12/31/2010		40,000	(60,873)	-	(20,873)	0.41%	(86)
Loans			(300)		(300)			Rent
Repayments - cash (bank activity)					-
Repayments - non cash		(20,000)			(20,000)
Balance 3/31/2011		20,000	(61,173)	-	(41,173)	0.41%	(169)

@ At March 31, 2008, the Company owed the shareholder $50,000 for expenses he paid on behalfof the Company and the shareholder owed to Company $47,441 for money paid to the shareholder in 2006 though 2008. The net amount due to the shareholder was $2,559.
During 2009, the Company offset the amounts due to the shareholder with the amounts due from the shareholder. The shareholder also lent the Company another $25,154, at March 31, 2009, the Company owed the shareholder $27,713.
During 2010, the Company repaid the shareholder over $50,000 from the proceeds of sale of property, but the shareholder assumed a former
Company liability in the amount of $77,314, so the Company still owed the shareholder $55,028 at March 31, 2010.